Exhibit 99.1

Bezeq The Israel Telecommunications Corporation Ltd.
(“Bezeq”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Immediate Report - Ruling on Application for a Rehearing

Further to the description in section 2.18.1 in the Chapter on the Description of Bezeq’s Business in Bezeq’s 2018 Periodic Report and Bezeq’s Immediate Report dated October 28, 2018 concerning the filing of an application for a further hearing about the decision to approve a petition for a class action filed against Bezeq and its past and present officers (“the Application” and “the Defendants”, respectively), in which it was argued that Bezeq’s shareholders were caused losses due to reporting failings by Bezeq to the TASE and to concealing material information from the investing public in respect of (1f) reduction of interconnect charges and (2) reform of the wholesale market, a Supplementary Immediate Report is hereby provided that on December 1, 2019 Bezeq received a court ruling, which stated as follows:

1.	Concerning the reduction of interconnect charges - the court accepted the Application insofar as the matter concerned claims related to reporting about the reduction of interconnect charges, having reached the conclusion that the claimant had not proved that there had apparently occurred damage as a result of reduction of interconnect charges, and therefore there was no place to approve the class action on this claim.

2.	Concerning reform of the wholesale market - the court rejected the Application in respect of the Defendants’ arguments about reporting of reform of the wholesale market. At the same time, concerning the definition of the group of claimants, the court accepted the argument of the Defendants that the date June 9, 2013 is irrelevant in respect of misrepresentation claimed in the report dated January 16, 2014 (the report about the decision on the list of services and on the prices hearing document), and rules that one must differentiate between the claim related to this report and the claim related to the claim of a lack of reporting concerning receipt of the list of services hearing document of June 9, 2013. Accordingly, the court has reduced the definition of the group of claimants in respect of the report of January 16, 2014 to all those who purchased Bezeq’s shares (excluding the respondents and/or those acting on their behalf) from January 16, 2014 (instead of June 9, 2013) and held those shares (in whole or in part) in the period from January 15 - 20, 2014.

Now, following the handing down of a ruling on the application for a rehearing, there is expected to be a hearing on the claim case in accordance with the decision concerning the rehearing.

Sincerely,

Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.